

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

October 29, 2013

Michael G. Mayer
Chief Executive Officer
1st Financial Services Corporation
101 Jack Street
Hendersonville, North Carolina 28792

> **Re: 1st Financial Services Corporation**
> **Proxy Statements on Schedule 14A**
> **Filed October 15, 2013 and October 29, 2013**
> **File No. 000-53264**

Dear Mr. Mayer:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing[s] and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Christian Windsor

                                        Christian Windsor
                                        Special Counsel